OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Internet Brands, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
460608102
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	460608102

1	NAMES OF REPORTING PERSONS Penske Automotive Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DE

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		428,202 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

428,202 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

428,202(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Includes 196,072 shares which the reporting person has the right to acquire under warrants with an acquisition price of $8.06 per share.

CUSIP No.	460608102

1	NAMES OF REPORTING PERSONS Penske Motor Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DE

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		103,526(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

103,526(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

103,526 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Consists of shares which the reporting person has the right to acquire under warrants with an acquisition price of $8.06 per share.

CUSIP No.	460608102

1	NAMES OF REPORTING PERSONS PCP Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DE

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,309,354

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,309,354

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,309,354

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	460608102

1	NAMES OF REPORTING PERSONS Penske Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DE

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,841,082(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,841,082(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,841,082(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Includes 299,598 of shares which the reporting person has the right to acquire under warrants with an acquisition price of $8.06 per share.

CUSIP No.	460608102

1	NAMES OF REPORTING PERSONS Roger S. Penske

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

US

	5	SOLE VOTING POWER

NUMBER OF		51,788(2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,841,082(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,788(2)

WITH:	8	SHARED DISPOSITIVE POWER

1,841,082(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,892,870(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 299,598 of shares which the reporting person has the right to acquire under warrants with an acquisition price of $8.06 per share.
(2) Includes 48,437 of shares which the reporting person has the right to acquire under options.

Item 1. Security and Issuer.
(a)	Name of Issuer: Internet Brands, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 909 North Sepulveda Blvd., 11th Floor El Segundo, CA 90245
Item 2. Identity and Background.
(a)	Name of Person Filing: Penske Corporation

(b)	Address of Principal Business Office or, if none, Residence of: 2555 Telegraph Road, Bloomfield Hills, MI 48302

(c)	Citizenship of Filing Person: A Delaware corporation

(d)	Title of Classes of Securities: Common Stock

(e)	CUSIP Number 460608102

(a)	Name of Person Filing: Penske Automotive Group, Inc.

(b)	Address of Principal Business Office or, if none, Residence of: 2555 Telegraph Road, Bloomfield Hills, MI 48302

(c)	Citizenship of Filing Person: A Delaware corporation

(d)	Title of Classes of Securities: Common Stock

(e)	CUSIP Number 460608102

(a)	Name of Person Filing: PCP Holdings, Inc.

(b)	Address of Principal Business Office or, if none, Residence of: 2555 Telegraph Road, Bloomfield Hills, MI 48302

(c)	Citizenship of Filing Person: A Delaware corporation

(d)	Title of Classes of Securities: Common Stock

(e)	CUSIP Number 460608102

(a)	Name of Person Filing: Penske Motor Group, Inc.

(b)	Address of Principal Business Office or, if none, Residence of: 3534 N. Peck Rd., El Monte, CA 91731

(c)	Citizenship of Filing Person: A Delaware corporation

(d)	Title of Classes of Securities: Common Stock

(e)	CUSIP Number 460608102

(a)	Name of Person Filing: Roger S. Penske.

(b)	Address of Principal Business Office or, if none, Residence of: 2555 Telegraph Road, Bloomfield Hills, MI 48302

(c)	Citizenship of Filing Person: US

(d)	Title of Classes of Securities: Common Stock

(e)	CUSIP Number 460608102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4. Ownership.
See pages 2-6 for the beneficial ownership of the reporting persons, whose aggregate ownership is now below 5%. The reporting persons expressly disclaim beneficial ownership of any shares of common stock held of record by the other reporting persons.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].
Item 6. Ownership of More than Five Percent on behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable
Item 8. Identification and Classification of Members of the Group.
See Exhibit 1 previously filed.
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications.
Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2009	PENSKE CORPORATION

	By:	/s/ Robert H. Kurnick, Jr.

		Name:	Robert H. Kurnick, Jr.
		Its:	President